ENERFLEX LTD. ANNOUNCES THIRD QUARTER 2025 FINANCIAL AND OPERATIONAL RESULTS AND INCREASED DIVIDEND

RECORD ADJUSTED EBITDA AND RETURN ON CAPITAL EMPLOYED

FREE CASH FLOW OF $43 MILLION

STRONG OPERATIONAL VISIBILITY WITH ES AND EI BACKLOG OF $1.1 BILLION AND $1.4 BILLION, RESPECTIVELY

QUARTERLY DIVIDEND INCREASE TO CAD$0.0425 PER SHARE SUPPORTS DIRECT SHAREHOLDER RETURNS

NEWS RELEASE

CALGARY, Alberta, November 6, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and nine months ended September 30, 2025.

All amounts presented are in U.S. Dollars unless otherwise stated.

Q3/25 FINANCIAL OVERVIEW

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Generated revenue of $777 million compared to $601 million in Q3/24 and $615 million in Q2/25.
o
Higher revenue is primarily attributable to commencement of the Block 60 Bisat-C Expansion Facility (“Bisat-C Expansion”) located in the Eastern Hemisphere segment (“EH”) which contributed $116 million in revenue to the Engineered Systems (“ES”) product line, resulting in a corresponding reduction in the ES backlog for the period. Revenue also reflects strong execution of ES projects and a high level of operational activity, which led to certain project milestones being achieved earlier than expected. This resulted in revenue being realized in Q3/25 that was originally anticipated in later periods.

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Recorded gross margin before depreciation and amortization of $206 million, or 27% of revenue including $14 million related to the Bisat-C Expansion, compared to $176 million, or 29% of revenue in Q3/24 and $175 million, or 29% of revenue during Q2/25.
o
Higher gross margin before depreciation and amortization is primarily attributable to strong ES activity and project execution.
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Energy Infrastructure (“EI”) and After-Market Services (“AMS”) product lines generated 58% of consolidated gross margin before depreciation and amortization during Q3/25 down from 65% during Q3/24 due to the contribution from the Bisat-C Expansion in the third quarter as well as strong ES activity.
o
ES gross margin before depreciation and amortization decreased to 17% in Q3/25 compared to 19% in Q3/24, primarily due to lower margin recognized with the Bisat-C Expansion.
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SG&A was $71 million for the three months ended September 30, 2025, down $11 million from the prior year period, driven by cost-saving initiatives, improved operational efficiencies, and the absence of one-time integration costs incurred in Q3/24 partially offset by higher share-based compensation.
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Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $145 million is a new quarterly record for Enerflex and compares to $120 million in Q3/24 and $130 million during Q2/25. Adjusted EBITDA benefitted from higher gross margin before depreciation and amortization, cost-saving initiatives, and operational efficiencies.

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1 ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

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Cash provided by operating activities before working capital increased to $115 million compared to $63 million in Q3/24 and $89 million in Q2/25, a function of higher adjusted EBITDA. Free cash flow decreased to $43 million in Q3/25 compared to $78 million during Q3/24 due to working capital investments related to the execution of projects in the ES business and higher growth capital spend offset partially by proceeds from the sale of EI assets in Latin America (“LATAM”).
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Return on capital employed (“ROCE”)1 increased to 16.9% in Q3/25, a new record for the Company, compared to 4.5% in Q3/24 and 16.4% in Q2/25. Higher ROCE is a function of the increase in trailing 12-month EBIT and lower average capital employed, predominantly due to a decline in net debt.
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Net earnings of $37 million or $0.30 per share in Q3/25 compared to $30 million or $0.24 per share in Q3/24 and $60 million or $0.49 per share in Q2/25. Compared to Q3/24, profitability benefitted from higher gross margin, lower SG&A expenses and lower net finance costs, partially offset by higher income tax expense and a $16 million unrealized loss on redemption options related to the Senior Secured Notes (the “Notes”) compared to unrealized gains in the comparative periods.
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Invested $47 million in the business, consisting of $33 million in capital expenditures ($15 million for growth) and $14 million primarily related to the Bisat-C Expansion in the EH region.

STRATEGIC AND OPERATIONAL HIGHLIGHTS

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Paul E. Mahoney joined Enerflex as President, Chief Executive Officer, and a Director on September 29, 2025. Mr. Mahoney has a distinguished track record leading global organizations across the industrial and energy sectors, delivering value through effective strategy development and execution coupled with strong culture and talent management. He most recently served as Group President, Production & Automation Technologies at ChampionX Corporation, a leading provider of production technologies for the upstream and midstream oil and gas markets.
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ES backlog as at September 30, 2025 of $1.1 billion provides strong visibility into future revenue generation and business activity levels. Bookings of $339 million during Q3/25 compared to $349 million in Q3/24, $365 million in Q2/25 and a trailing eight quarter average of $322 million. ES book-to-bill ratio (calculated as bookings divided by revenue), normalized for the Bisat-C Expansion, was 0.9x during Q3/25 and 1.0x on a trailing eight quarter average, highlighting that the Company is consistently replenishing its backlog in line with project execution.
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Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian. Utilization remained stable at 94% across a fleet size of approximately 470,000 horsepower. Enerflex is on track to grow its North American contract compression fleet to approximately 485,000 horsepower by the end of 2025.
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In the U.S., Enerflex was awarded a contract to deliver a 200 mmscf/d cryogenic gas processing facility and associated natural gas compression. The project will be executed by the Engineered Systems business line, working with a strategic client partner in the Permian basin, and is scheduled for delivery during 2026.
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The Company continues to broaden and strengthen relationships with midstream client partners in the U.S., which includes strategic alliances and further developing relationships established through the acquisition of Exterran. During Q3/25, this resulted in Enerflex securing multiple orders for large compression equipment.
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In Oman, Enerflex successfully completed the construction and start-up of the Bisat-C Expansion for its client partner, OQ Exploration and Production (“OQEP”). The Bisat-C Expansion marks a strategic enhancement to OQEP’s upstream portfolio, with the facility designed to handle additional gross fluids capacity of 447,000 barrels per day. The project was delivered ahead of schedule and achieved first crude oil in less than 18 months. Enerflex’s investment is supported by a long-term contract and reported as a finance lease.
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In Argentina, Enerflex delivered a state-of-the-art all-electric gas compression station for a long-standing client partner in the Vaca Muerta shale play.
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Enerflex received the prestigious Export-Import Bank of the U.S. (EXIM) “Deal of the Year” award for its collaboration on a gas-to-energy project in Guyana. A first-of-its-kind in Guyana, Enerflex provided the natural gas conditioning and cryogenic infrastructure for this project, which will generate 300 MW of power, reduce the country's dependence on imported fuels and expand access to power in underserved communities.

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SHAREHOLDER RETURNS

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Enerflex’s Board of Directors has increased the Company’s quarterly dividend by 13% to CAD$0.0425 per common share, effective with the dividend payable in December 2025.
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Enerflex repurchased 777,000 Common Shares at an average price of CAD$12.98 per share during Q3/25 and a total of 2,676,200 Common Shares at an average price of CAD$10.93 since its normal course issuer bid (“NCIB”) commenced on April 1, 2025 (as at September 30, 2025). Under the NCIB, which expires March 31, 2026, the Company is authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation.

BALANCE SHEET AND LIQUIDITY

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Enerflex exited Q3/25 with net debt of $584 million, which included $64 million of cash and cash equivalents, a reduction of $108 million compared to Q3/24, and $24 million compared to the second quarter of 2025.
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Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 1.2x at the end of Q3/25, down from 1.9x at the end of Q3/24 and 1.3x at the end of Q2/25.

MANAGEMENT COMMENTARY

Paul Mahoney, Enerflex’s President and Chief Executive Officer stated: “I am pleased to join Enerflex at an exciting time for the Company. The strength of Enerflex’s people, culture, and position as a global leader have been evident during my initial few weeks. Looking ahead, my focus is clear: to build on Enerflex’s strengths, continue to sharpen our strategic priorities and investments, and ensure we stay true to the values that have guided Enerflex for decades. I believe the Company is well positioned to take advantage of growing global natural gas demand and am looking forward to working to deliver on our goals for the benefit of our shareholders, client partners, employees, and communities.

Financial results and operational performance in Q3/25 reflect continued strength and stability across our global platform. The Energy Infrastructure and After-Market Services business lines continue to be the foundation of our results and contributed 58% of our gross margin before depreciation and amortization during the third quarter. The Engineered Systems business line benefitted from favorable project sequencing and strong execution to generate the highest quarterly operating revenue in its history (net of the impact from the Bisat-C Expansion). Visibility for the Engineered Systems business line remains solid, supported by a $1.1 billion backlog at the end of Q3/25 and healthy bidding prospects.

The Board’s decision to increase our dividend for a second consecutive year reflects confidence in our business and Enerflex’s strong financial position and aligns with our priority to provide meaningful direct shareholder returns.”

Preet S. Dhindsa, Enerflex's Senior Vice President and Chief Financial Officer, added: “Enerflex generated solid free cash flow in the third quarter, which supported the continued investment in our U.S. contract compression fleet and $11 million of shareholder returns through dividends and share repurchases. Enerflex’s financial position continued to strengthen, with a bank adjusted leverage ratio of 1.2x and liquidity of $658 million at the end of the third quarter. We remain focused on enhancing profitability of our core operations, growing our business in a disciplined and structured way, and ensuring Enerflex generates sustained, attractive returns for shareholders.”

Q3/25 Earnings News Release

SUMMARY RESULTS

	Three months ended September 30,			Nine months ended September 30,
($ millions, except percentages and ratios)	2025		2024	2025		2024
Revenue	$777		$601	$1,944		$1,853
Gross margin ("GM")	172		141	439		364
GM as a percentage of revenue ("GM %")	22.1%		23.5%	22.6%		19.6%
Selling, general and administrative expenses (“SG&A”)	71		82	189		235
Operating income	102		57	249		123
EBITDA[1]	122		122	361		272
EBIT[1]	82		74	240		132
Net earnings	37		30	121		17
Long-term debt	648		787	648		787
Net debt[2]	584		692	584		692
Cash provided by operating activities	74		98	166		211

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$1,071		$1,271	$1,071		$1,271
ES bookings[3]	339		349	909		1,100
EI contract backlog[4]	1,370		1,601	1,370		1,601
GM before depreciation and amortization (“GM before D&A”)[5]	206		176	542		468
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	26.5%		29.3%	27.9%		25.3%
Adjusted EBITDA[6]	145		120	388		311
Free cash flow[7]	43		78	89		146
Bank-adjusted net debt to EBITDA ratio[7]	1.2	x	1.9x	1.2	x	1.9x
Return on capital employed (“ROCE”)[7,8]	16.9%		4.5%	16.9%		4.5%

1EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalent as presented in the Financial Statements.

3Refer to the “ES Bookings and Backlog” section of the MD&A for further details.

4Refer to the “EI Contract Backlog” section of the MD&A for further details.

5Refer to the “GM before D&A by Product Line and Recurring GM before D&A” section of the MD&A for further details.

6Refer to the “Adjusted EBITDA” section of the MD&A for further details.

7Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8Determined by using the trailing 12-month period.

Enerflex’s interim consolidated financial statements and notes (the “financial statements”) and Management’s Discussion and Analysis (“MD&A”) as at September 30, 2025, can be accessed on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

OUTLOOK

Enerflex’s near-term priorities remain unchanged and include: (1) enhancing the profitability of core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Enerflex continues to expect operating results to be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65% of gross margin before depreciation and amortization during 2025. The EI product line is supported by customer contracts expected to generate approximately $1.4 billion of revenue over their remaining terms.

Q3/25 Earnings News Release

Performance for the ES product line remains solid, with revenue and profitability during the third quarter benefitting from favorable project sequencing and strong execution. The outlook for this business line is supported by a backlog of approximately $1.1 billion, as of September 30, 2025, and healthy bidding activity, with visibility extending into the second half of 2026. Notwithstanding, Enerflex continues to closely monitor near-term risks, including tariffs and commodity price volatility, and will proactively manage this business line. Activity levels for the ES product line during Q4/25 are expected to reflect a “pull forward” of certain projects into the third quarter. ES results during Q3/25 also benefitted from the Bisat-C Expansion, which contributed revenue of $116 million and $14 million in gross margin. Enerflex continues to expect gross margin for the ES business line, in coming quarters, to align more closely with historical averages, reflective of a shift in project mix.

The medium-term outlook for each of Enerflex’s product lines remains attractive, supported by anticipated growth in the supply of natural gas and associated liquids, especially within Enerflex’s North American footprint.

Capital Allocation

Enerflex continues to target a disciplined capital program in 2025, with total capital expenditures of approximately $120 million. This includes a total of approximately $60 million for maintenance and property, plant and equipment ("PP&E") capital expenditures and approximately $60 million allocated to growth opportunities. Disciplined capital spending will focus on customer supported opportunities primarily in the U.S. Notably, the fundamentals for contract compression in the U.S. remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Providing meaningful direct shareholder returns is a priority for Enerflex. During the first three quarters of 2025, Enerflex returned $35 million to shareholders through dividend ($13 million) and share repurchases ($22 million). Reflecting confidence in Enerflex’s business and strong financial position, the Board of Directors has increased the Company’s quarterly dividend by 13% to CAD$0.0425 per common share.

The NCIB commenced on April 1, 2025, and will terminate no later than March 31, 2026, with the Company authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancellation. Since the NCIB commenced on April 1, 2025, Enerflex has repurchased 2,676,200 Common Shares at an average price of CAD$10.93 (as at September 30, 2025).

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex’s ability to maintain balance sheet strength. In addition to disciplined growth capital spending, share repurchases and dividends, Enerflex will also consider further debt reduction to strengthen its balance sheet and lower net finance costs. Unlocking greater financial flexibility positions the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has declared a quarterly dividend of CAD$0.0425 per share, payable on December 1, 2025, to shareholders of record on November 17, 2025.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, November 6, 2025 at 8:00 a.m. (MST), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BI00ab0f2d2a4b45fc9629edf15ae60d83. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference

Q3/25 Earnings News Release

call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/ye8k98ud.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three months ended September 30, 2025, for information which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

ADJUSTED EBITDA

	Three months ended September 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$37
Income taxes[1]				25
Net finance costs[1,2]				20
EBIT[3]	$57	$11	$30	$82
Depreciation and amortization	17	10	13	40
EBITDA	$74	$21	$43	$122
Share-based compensation	7	2	2	11
Impact of finance leases
Upfront gain	-	-	(14)	(14)
Principal payments received	-	-	10	10
Unrealized loss on redemption options[3]				16
Adjusted EBITDA	$81	$23	$41	$145

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and therefore have not been allocated to reporting segments.

3EBIT includes $16 million unrealized loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended September 30, 2024
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$30
Income taxes[1]				21
Net finance costs[1,2]				23
EBIT[3]	$49	$13	$(7)	$74
Depreciation and amortization	19	14	15	48
EBITDA	$68	$27	$8	$122
Restructuring, transaction and integration costs	1	-	1	2
Share-based compensation	3	2	-	5
Impact of finance leases
Principal payments received	-	1	9	10
Unrealized gain on redemption options[3]				(19)
Adjusted EBITDA	$72	$30	$18	$120

1The Company included net earnings (loss), income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

3EBIT includes $19 million unrealized gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

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FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except percentages)	2025	2024	2025	2024
Funds from operations ("FFO")[1]	$115	$63	$266	$144
Net change in working capital and other	(41)	35	(100)	67
Cash provided by operating activities ("CFO")[2]	$74	$98	$166	$211
Less:
Capital expenditures - Maintenance and PP&E	(18)	(14)	(37)	(32)
Capital expenditures - Growth	(15)	(2)	(44)	(11)
Mandatory debt repayments	-	-	-	(10)
Lease payments	(5)	(5)	(16)	(15)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	7	1	20	3
Free cash flow	$43	$78	$89	$146
Dividends paid	3	2	13	7
Dividend payout ratio	7.0%	2.6%	14.6%	4.8%

1Enerflex also refers to cash provided by operating activities before changes in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by operating activities as “Cashflow from Operations” or “CFO”.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility (“RCF”) and Notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

Q3/25 Earnings News Release

In particular, this news release includes (without limitation) FLI pertaining to:

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expectations that the North American contract compression fleet will grow to approximately 485,000 horsepower by the end of 2025;
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expectations that a 200 mmscf/d cryogenic gas processing facility and associated natural gas compression will be executed and delivered on schedule, if at all;
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Enerflex is well positioned to take advantage of growing global natural gas demand;
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Enerflex’s ability to enhance the profitability of its core operations, grow its business, and generate sustained, attractive returns for shareholders, and the time required in connection therewith, if at all;
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disclosures under the heading “Outlook” including:

o
Enerflex’s ability to deliver on its near-term priorities, including (1) enhancing the profitability of its core operations; (2) leveraging the Company’s leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex’s financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities, and the time required in connection therewith, if at all;
o
the highly contracted EI product line and the recurring nature of AMS will, together, account for approximately 65% of Enerflex’s gross margin before depreciation and amortization during 2025;
o
customer contracts within Enerflex’s EI product line will generate approximately $1.4 billion of revenue over their remaining terms;
o
activity levels during the fourth quarter of 2025 for the ES product line are expected to be reduced by a “pull forward” of certain projects into the third quarter;
o
ES gross margins are expected to align, in the coming quarters, more closely with historical averages;
o
supply of natural gas and associated liquids are anticipated to grow, especially within Enerflex’s North American footprint, supporting an attractive medium-term outlook for each of Enerflex’s product lines;
o
total capital expenditures in 2025 will be approximately $120 million, including a total of approximately $60 million for maintenance and PP&E expenditures and approximately $60 million allocated to growth opportunities;
o
continued strength in the fundamentals for contract compression in the U.S., led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants;
o
selective customer supported growth investments continuing to be made in the US contract compression business;
o
the ability of Enerflex to continue to make meaningful direct shareholder returns, including its ability to pay a sustainable quarterly cash dividend; and
o
considerations to further reduce debt which will strengthen Enerflex’s balance sheet and lower net financing costs and that doing so will position the Company to respond to evolving market conditions and capitalize on opportunities to optimize its debt stack;

•
using free cash generated to fund other non-operating activities including dividend payments, share repurchases, and non-mandatory debt repayments, if at all.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of

Q3/25 Earnings News Release

assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

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the ability of the Company to proactively manage the ES business line in response near-term risks and uncertainties, including tariffs and commodity price volatility;
•
natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
•
market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2025;
•
the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
•
risks related to lawsuits, arbitrations or other legal proceedings;
•
the execution of projects within the ES product line will proceed as scheduled and the conversion to revenue will proceed without significant delays or cancellations;
•
the Company’s backlog providing strong visibility into future revenue generation and business activity levels in the ES business line;
•
a continuing healthy pipeline of bidding opportunities in the ES product line;
•
no significant unforeseen cost overruns or project delays;
•
market conditions continuing to support the NCIB within the anticipated timeframe; and
•
Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 26, 2025, as well as in the Company’s MD&A as at September 30, 2025 and in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Q3/25 Earnings News Release

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,400 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

Q3/25 Earnings News Release